Exhibit 99.2

Rio Tinto plc
Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto restarts iron ore expansion programme in Canada with US$400 million investment
6 May 2010
Rio Tinto has announced the re-commencement of its expansion programme in its Iron Ore Company of Canada (IOC) operations. The Board of IOC has approved new investment of US$401 million (Rio Tinto share US$235 million) to increase its annual concentrate capacity by four million tonnes to 22 million tonnes by 2012.
The investment is the first stage of a three-stage expansion programme at IOC that could increase concentrate annual capacity to 26 million tonnes. It was initially approved in March 2008 but suspended later that year as the global financial crisis impacted markets worldwide.
IOC Chairman and Rio Tinto chief executive, Iron ore Sam Walsh said the decision highlighted the degree of confidence in growing demand for iron ore, the attractiveness of investing in Canada and the quality and potential of IOC’s assets.
“Some uncertainty and potential volatility remain about global economic recovery, but global iron ore and steel markets have rebounded strongly and demand growth looks set to continue. This expansion programme is a significant step towards realising the full potential of our IOC operations. IOC’s assets and high quality product, position us strongly for future iron ore demand growth in North America, Europe and Asia.
The revised total project cost for the first stage expansion, including costs spent prior to suspension, is US$497 million (Rio Tinto share US$292 million), a US$22 million increase on the original estimate.
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About IOC
Iron Ore Company of Canada (IOC) is the largest manufacturer of iron ore pellets in Canada and its customer base covers North American, European and Asian steel producers. The Company operates a mine, concentrator and a pelletizing plant in Labrador City, Newfoundland and Labrador, as well as port facilities located in Sept-Îles (Quebec). It also operates a 418 kilometre railroad that links the mine to the port. IOC has approximately 1,900 employees and its major shareholder (RT equity 58.7%) and operator is the international mining group Rio Tinto, which has activities in more than 40 countries throughout the world.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Media Relations, London	Media Relations, Australia
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Mark Shannon	Dave Skinner
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Jason Combes
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